

Mail Stop 3561

September 21, 2016

Steven Rossi
President and Chief Executive Officer
Franchise Holdings International, Inc.
3120 Rutherford Road, Suite 414
Vaughan, Ontario, Canada L4K 0B2

      Re: Franchise Holdings International, Inc.
               Registration Statement on Form S-1
               Filed September 2, 2016
               File No. 333-213467

Dear Mr. Rossi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To register the "resale" of the shares underlying the Amended and Restated Equity Purchase Agreement, the private placement must be complete prior to filing the registration statement. We note Section 2.2(c) of the equity purchase agreement requires that Kodiak must immediately return the put shares to the company if the purchase price falls below the floor price. However, we also note that the Form of Put Notice filed as Exhibit A leaves the floor price blank, which appears to leave open the possibility that the company can change the floor price at each put. Please note that if either party can change the floor pricing under the agreement, the pricing mechanism is not set and the private placement in not complete. Please revise so that the floor price is fixed or determined by a formula agreed to in advance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Matthew C. McMurdo, Esq.